UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 12
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)
ROCKET ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.001 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to ReceiveNotices
and Communications on Behalf of Filing Persons)

Copies to:

Christopher Mayer
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$2,978,902,500	$91,452.31
*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 33,668,000 shares of common stock of Ventana Medical Systems, Inc. outstanding as of March 31, 2007, all options outstanding as of March 31, 2007 with respect to 6,022,000 shares of common stock of Ventana, and all restricted stock and restricted stock units outstanding as of March 31, 2007 with respect to 28,700 shares of common stock of Ventana. The number of outstanding shares, options, and restricted stock and restricted stock units is contained in Ventana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.
☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$91,452.31	Filing Party:	Roche Holding Ltd
Form or Registration No.:	SC TO-T	Date Filed:	June 27, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9.

This Amendment No. 12 to Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the statement originally filed on June 27, 2007 by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), and Rocket Acquisition Corporation (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Shares”), of Ventana Medical Systems, Inc., a Delaware corporation (the “Company”), at $75.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

All capitalized terms used in this Amendment No. 12 without definition have the meanings ascribed to them in the Schedule TO.

Item 10.  Financial Statements.

Not applicable.

Item 11. Additional Information.

On September 11, 2007, the Purchaser, the Company and the Attorney General of the State of Arizona entered into a stipulation pursuant to which the Company agreed to consent to the imposition of a permanent injunction.  On September 13, 2007, the United States District Court for the District of Arizona entered an order permanently enjoining the Company from taking any action to invoke, apply, or enforce the Arizona Business Combination Act or the Arizona Control Share Act with respect to the Offer or any extension thereof.

Section 15 of the Offer to Purchase is hereby amended by deleting the third paragraph under the heading “Exon-Florio” in its entirety and replacing it with the following three sentences:

“On July 12, 2007, Roche Holdings, Inc., an indirect wholly owned subsidiary of Parent and an indirect parent company of the Purchaser, filed a voluntary formal notification with respect to the Offer with CFIUS.  On August 30, 2007, Parent and the Purchaser were informed that CFIUS had completed its national security review and determined that no action with respect to the Offer was necessary.  Accordingly, the condition to the Offer relating to Exon-Florio has been satisfied.”

Section 15 of the Offer to Purchase is hereby amended by deleting the first and second paragraphs under the heading “Foreign Antitrust Approvals” in their entirety and replacing them with the following three paragraphs:

“Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of the Shares pursuant to the Offer may be consummated only if the acquisition is approved by the German Federal Cartel Office (“German Cartel Office”), either by written approval or by expiration of a one-month waiting period commenced by the filing of a complete notification (the “German Notification”) with respect to the Offer.  Pursuant to the requirements of ARC, the German Notification with respect to the Offer was filed with the German Cartel Office on September 7, 2007.  On September 13, 2007, Parent received written approval of the Offer and Merger from the German Cartel Office.  Accordingly, the condition to the Offer relating to German antitrust approval has been satisfied.

In addition, under the laws of the Slovak Republic, the acquisition of the Shares pursuant to the Offer may be consummated only if (a) the acquisition is approved by a written valid and effective decision of the relevant governmental authority of the Slovak Republic; or (b) the relevant authority provides an exemption allowing the acquisition of the Shares pursuant to the Offer to be consummated in advance of the transaction being approved as described in (a).  Pursuant to the requirements of the laws of the Slovak Republic, Parent filed a notice of concentration with respect to the Offer with the Antimonopoly Office of the Slovak Republic (“Antimonopoly Office”) on August 7, 2007.  On August 28, 2007, Parent received a written decision from the Antimonopoly Office which permits the Purchaser to acquire the Shares pursuant to the Offer in advance of a written valid and effective decision approving such an acquisition.  Accordingly, the condition to the Offer relating to antitrust approval from the relevant governmental authority of the Slovak Republic has been satisfied.

Furthermore, under the provisions of the Chinese Regulations on Merger with and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Regulations”), the acquisition of the Shares pursuant to the Offer may be consummated only if the acquisition is approved by the relevant Chinese governmental authority, either by written approval or the expiration of a 30 working day waiting period commenced by the filing by Parent of a merger notification (“Chinese Notification”) with respect to the Offer, unless the relevant Chinese governmental authority issues a notice of extended review.  Pursuant to the requirements of the M&A Regulations, the Chinese Notification with respect to the Offer was filed with the Ministry of Commerce and State Administration of Industry and Commerce on September 4, 2007.  As a result, the 30 working day waiting period applicable to the purchase of the Shares pursuant to the Offer will expire on October 19, 2007, unless the relevant Chinese governmental authority terminates it earlier or issues a notice of extended review.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2007

ROCKET ACQUISITION CORPORATION

By:	/s/ Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Secretary

ROCHE HOLDING LTD

By:	/s/ Steve Krognes
	Name:	Steve Krognes
	Title:	Authorized Signatory

By:	/s/ Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated June 27, 2007*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(vii)	Summary Advertisement dated June 27, 2007*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated June 25, 2007*
(a)(5)(ii)	Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County on June 29, 2007*
(a)(5)(iii)	Complaint filed in the United States District Court for the District of Arizona on June 29, 2007*
(a)(5)(iv)	Press Release issued by Roche Holding Ltd, dated July 11, 2007*
(a)(5)(v)	Excerpt from an Investor Presentation by Roche Holding Ltd, dated July 19, 2007*
(a)(5)(vi)	Transcript of an Investor Presentation by Roche Holding Ltd, dated July 19, 2007*
(a)(5)(vii)	Press Release issued by Roche Holding Ltd, dated July 25, 2007*
(a)(5)(viii)	Press Release issued by Roche Holding Ltd, dated July 26, 2007*
(a)(5)(ix)	Press Release issued by Roche Holding Ltd, dated August 21, 2007*
(a)(5)(x)	Press Release issued by Roche Holding Ltd, dated August 22, 2007*
(a)(5)(xi)	Press Release issued by Roche Holding Ltd, dated September 19, 2007*
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable
________________
* Previously filed